UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 14, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Cheniere Corpus Christi Holdings, LLC
File No. 333-215435

Cheniere Energy, Inc.
File No. 1-16383

CF #36296

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Cheniere Corpus Christi Holdings, LLC and Cheniere Energy, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Form 10-Q filed on May 4, 2018.

Based on representations by Cheniere Corpus Christi Holdings, LLC and Cheniere Energy, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Cheniere Corpus Christi Holdings, LLC	Exhibit 10.4	through December 6, 2023
Cheniere Energy, Inc.	Exhibit 10.5	through December 6, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary